West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 SEP 19 P 12:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Monday 11 September 2006

06016958

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

Name: Simone Tinney
Title: Communication Assistant

9/19

ANTISOMA

New data explain cancer cell killing by AS1402

London, UK and Paris, France: 11 September 2006 - Antisoma today announces the presentation of new data on its antibody drug AS1402. These highlight the key role of white blood cells called natural killer (NK) cells in the action of the drug, which is currently being prepared for phase II trials in breast cancer.

A team from the VU University Medical Center, Amsterdam, Netherlands, took white blood cells from healthy donors and added them to cultures of breast cancer cells together with the AS1402 antibody. Donor samples that were richer in NK cells were clearly best at supporting killing of the cancer cells. Incubating the NK cells in advance with cytokines – IL2, IL21 or IL15 – enhanced killing, suggesting potential merit in combining AS1402 with these agents. The data were presented yesterday at the 16th European Congress of Immunology in Paris.

AS1402 binds to a target on cancer cells and is then, in turn, bound by cells of the immune system. This allows the immune cells to deliver a lethal, close-range attack on the cancer cells – an action described as ADCC (antibody-dependent cell-mediated cytotoxicity).

Results of a phase I study of AS1402 in metastatic breast cancer were reported at the ASCO meeting this June. These showed the drug was well tolerated at all doses tested, with a number of patients who had relapsed after previous chemotherapy showing prolonged stable disease.

Glyn Edwards, Antisoma's CEO, said: "We continue to gain new insights into how AS1402 harnesses the human immune system to attack tumour cells. Our forthcoming phase II study will look at how these actions could translate into benefits for patients with breast cancer."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

Background on AS1402 and the experiments reported

AS1402

AS1402 (huHMFG1, formerly known as R1550) is a humanised antibody against a form of MUC1 found on the surface of various cancers. The drug has successfully completed two phase I studies in breast cancer.

NK cell experiments

Donated white cells from healthy volunteers were added to cultures of breast cancer cells together with the AS1402 antibody. Donor samples including more NK cells were better at supporting killing of cancer cells. Interestingly, donor NK cells that expressed a particular form of a receptor responsible for binding AS1402 (the FCγRIIIa polymorphism) were the best mediators of killing. This receptor form has been shown previously to correlate positively with a clinical response to treatment with the widely used antibody drug Rituxan/MabThera.

MUC1 experiments

The question was posed whether high circulating levels of MUC1, the target for AS1402, could inhibit ADCC. Some patients with advanced cancer have high circulating levels of MUC1. In vitro, MUC1 did cause some inhibition when very low concentrations of AS1402 antibody were used. However, this was readily overcome at levels of AS1402 comparable to those achieved in the drug's recent phase I trial.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.